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Report of Independent Accountants

PriceWaterhouseCoopers LLP
400 South Hope Street
Los Angeles CA
Telephone (213)236 3000

To Option One Mortgage Corporation

We have examined management's assertion about Option One Mortgage Corporation's compliance with the minimum servicing standards identified in the Mortgage Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") as of and for the year ended April 30, 1999 included in the accompanying management assertion. Management is responsible for Option One Mortgage Corp compliance with those minimum servicing standards. Our responsibility is to express and opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about Option One Mortgage Corporation's compliance with the minimum standards performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Option One Mortgage Corporation's compliance with the minimum servicing standards.

In our opinion, management's assertion that Option One Mortgage Corporation complied with the aforementioned minimum servicing standards as of and for the year ended April 30, 1999 is fairly stated, in all material respects.

PriceWaterhouseCoopers LLP